SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK, NY 10001 ____ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com October 4, 2022
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Via EDGAR
Mr. John Stickel
Mr. John Dana Brown
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:      F&G Annuities & Life, Inc.
Registration Statement on Form 10
Filed August 31, 2022
File No. 001-41490
Dear Messrs. Stickel and Brown:
On behalf of F&G Annuities & Life, Inc. (the “Company” or “SpinCo”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter to Christopher Blunt, dated September 22, 2022 (the “Comment Letter”), relating to the Company’s registration statement on Form 10 that was filed on August 31, 2022 (the “Registration Statement”). To facilitate the Staff’s review, the headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and we have reproduced the text of the Staff’s comments in bold italics below.
Concurrently with the filing of this letter, the Company is publicly filing, via EDGAR submission, Amendment No. 1 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the August 31, 2022 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the unmarked version of the Information Statement.

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
October 4, 2022

Exhibit 99.1 Information Statement
Our amended and restated certificate of incorporation and bylaws will contain exclusive forum provisions, page 30
1.Please revise the heading and body of this risk factor to clarify that the exclusive forum provision is included in your bylaws and not the amended and restated certificate of incorporation.  In addition, we note that Article IX of your bylaws does not include the same information regarding the Securities Act and Exchange Act that is included in the information statement.  In this regard, we note that the information statement states the exclusive forum provision will not apply to actions brought under the Securities Act.  This suggests, as provided by Section 22 of the Securities Act, that federal and state courts will have concurrent jurisdiction over such claims.  However, Article IX states the federal courts shall be the sole and exclusive forum for the resolution of any complaint arising under the Securities Act.  If Article IX is accurate and will control, please revise your information statement disclosure as appropriate, including to describe Section 22 and to state that as a result there is uncertainty as to whether a court would enforce the exclusive forum provision.  Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  Further, please revise your bylaws to clearly state that the exclusive forum provision of Article IX does not apply to Exchange Act claims, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 29 and 30 of the Information Statement and revised Article IX of the Amended and Restated Bylaws filed as Exhibit 3.2 to the Registration Statement.
We Play in Large and Growing Markets, page 47
2.We note your response to comment 8.  Please briefly disclose here that you acquired a 30% minority stake in Freedom Equity Group in October of 2021, and to the extent material identify the cultural markets this NMG targets.  Consider also discussing here your plans to acquire an ownership stake in a second NMG that focuses on cultural markets by the end of 2022, as well as your plans to increase your ownership percentage in Freedom Equity Group by 2024.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Information Statement.
Our Financial Goals, page 49
3.We note your response to comment 9 and reissue.  Please briefly discuss here the anticipated timeframe for implementing your goal to diversify your sources of earnings into less capital-intensive adjacent products and services.  In this regard, consistent with your response discuss that over the next several months you will be completing a strategic review to determine additional products and services that could benefit from

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
October 4, 2022

your manufacturing capabilities and result in your earning fees from third parties that utilize such capabilities.  Also, please clarify what manufacturing capabilities you are referencing.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Information Statement.
Adjusted Net Earnings Attributable to Common Shareholders, page 86
4.Please refer to comments 17, 18 and 21.  We continue to evaluate your responses and may have further comments.
Response: The Company acknowledges the Staff’s comment #4 and awaits a further response from the Staff.
Return on Average Equity, page 88
5.Please refer to comment 20.  We note your disclosure on page 88 that average equity for the twelve months rolling is the average of five points throughout the period.  Please revise to disclose the five points in time used in each calculation and how the five points are used in determining  the twelve month rolling average.  Please provide us the details of your calculation of average equity for 2021 as an example.
Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 88 and 89 of the Information Statement to clarify that the calculation is a simple average and to add a footnote reference to all definitions that reference a five point average with the footnote being as follows:
“The calculation as of June 30, 2022, utilizes a 5 point simple average of the equity balances as of June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022.  The calculations for the years ended December 31, 2021 and December 31, 2019, utilize a 5 point simple average of the equity balances as of the prior December 31, and the respective year equity balances as of March 31, June 30, September 30 and December 31. The calculation as of May 31, 2020, utilizes a 5 point simple average of the equity balances as of June 30, 2019, September 30, 2019, December 31, 2019, March 31, 2020 and May 31, 2020.  The calculation as of December 31, 2020, utilizes a 4 point simple average of the equity balances as of June 1, 2020, June 30, 2020, September 30, 2020, and December 31, 2020.”
The Company has also attached the details of its calculation of “Return on average equity and “Return on average equity, excluding AOCI” for 2021 as an example.
Net Investment Spread, page 89
6.Please refer to comment 4.  Please revise to present and reconcile Net Investment Spread with the most directly comparable financial measure calculated in accordance with US GAAP.  Please tell us how you determined that presenting Net Investment Spread without adjusting for the market volatility on alternative investments is not the most comparable US GAAP measure.

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
October 4, 2022

Response: In response to the Staff’s comment, the Company has further evaluated the Net Investment Spread and related metrics presented in the Information Statement, and has elected to remove these metrics from the Information Statement entirely. The Company believes the remaining metrics presented in the Information Statement are the most appropriate for the users of the Information Statement to consider when evaluating the Company.

Note B – Restatement and Reclassification of Previously Issued Financial Statements, page F-23
7.Please refer to comment 24.  Please tell us the amount of the Actuarial System Conversion errors identified during 2021 and how they impacted the Fidelity National Financial, Inc. 2020 and 2021 financial statements.
Response: In response to the Staff’s comment, during 2021 the Company identified a total of $26 million of errors (before tax considerations) during the execution of various internal controls associated with the Actuarial System Conversion. As part of the Company’s evaluation of these errors during 2021, it was determined that $25.1 million of the $26 million related to years prior to 2021. As it relates to the Fidelity National Financial, Inc. (“FNF”) 2021 financial statements, all of these errors were corrected by the filing of the FNF 2021 Form 10-K (including immaterial errors related to 2021). As it relates to the FNF 2020 financial statements, these errors were evaluated both quantitatively and qualitatively and determined to be not material to the financial statements as a whole. See the table below for further details on the quantitative impact of these errors on the 2021 and 2020 financial statements (Note: The 2021 financial statement impacts are due to recording the correction of the 2020 and prior year impacts in the 2021 financial statements).

	2021			2020
In Millions	Impact	Balance	% of Balance	Impact	Balance	% of Balance

Consolidated Balance Sheets
Other intangible assets, net	—	2,557	0.00%	(1)	2,264	-0.06%
Total assets	—	60,690	0.00%	(1)	50,455	0.00%
Contractholder funds	—	35,525	0.00%	24	28,718	-0.08%
Total liabilities	—	51,233	0.00%	24	42,063	0.06%
Total equity	—	9,457	0.00%	25	8,392	0.30%

Consolidated Statements of Earnings
Benefits and other changes in policy reserves	(24)	2,138	-1.11%	(12)	866	-1.38%
Depreciation and amortization	(1)	645	-0.20%	(1)	296	-0.45%
Earnings from continuing operations before income taxes and equity in earnings of unconsolidated affiliates	(25)	3,082	-0.81%	(13)	1,784	-0.75%
In regards to the Company’s qualitative evaluation, the Company was able to determine that the errors identified did not mask a change in the Company’s earnings trends, did not flip the Company’s earnings to a loss, do not impact future earnings, and do not impact

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
October 4, 2022

other key considerations (e.g., Debt Covenants, Regulatory Requirements, Management Compensation or Goodwill Impairment).
Legal and Regulatory Contingencies, page F-126
8.Please refer to comment 25.  If true, please revise your disclosure to clarify that reasonably possible losses for all pending legal proceedings are not material to your financial statements either individually or in the aggregate.  If not true, please revise to disclose the amount or range of reasonably possible losses.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that any amounts in addition to the amounts accrued are considered material. The Company has revised the following disclosure in Footnote F – Commitments and Contingencies of the unaudited Condensed Interim Financial Statements on page F-126 of the Information Statement to clarify that reasonably possible losses for all pending legal proceedings are not material to the Company’s financial statements either individually or in the aggregate:
“We do not consider (i) the amounts we have currently recorded for all legal proceedings in which it has been determined that a loss is both probable and reasonably estimable and (ii) reasonably possible losses for all pending legal proceedings to be material to our financial statements either individually or in the aggregate.”

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
October 4, 2022

***
Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2512.

Sincerely,

/s/ Jon A. Hlafter
Jon A. Hlafter
Skadden, Arps, Slate, Meagher & Flom LLP
cc:       Christopher Blunt, President and Chief Executive Officer, F&G Annuities & Life, Inc.
Jodi Ahlman, Senior Vice President, General Counsel and Secretary,
F&G Annuities & Life, Inc.
Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
October 4, 2022

[Attachment]

F&G Summary Historical Consolidated Financial Information
Calculation of 2021 Return on average equity and return on average equity, excluding AOCI

Return on average equity	20.4%
Return on average equity, excluding AOCI	25.9%

YTD Net Earnings - December 31, 2021	865 (in millions) - Agrees to Statement of Earnings in Form 10

December 31, 2021		Agrees to Balance Sheet in Form 10				Agrees to Balance Sheet in Form 10
	5 Point Average	Dec-21	Sept-21	Jun-21	Mar-21	Dec-20
COMMON STOCK	(960)	—	(4,800)	—	—	—
PREFERRED STOCK	—	—	—	—	—	—
TREASURY STOCK	—	—	—	—	—	—
APIC	2,745,592,013	2,749,908,234	2,747,827,726	2,745,768,614	2,743,516,553	2,740,938,939
RETAINED EARNINGS	590,084,704	1,001,584,170	880,286,863	507,570,690	424,909,928	136,071,870
AOCI	899,304,600	733,856,858	938,607,617	1,000,965,023	626,027,010	1,197,066,492
GAAP Total Equity	4,234,980,357	4,485,349,262	4,566,717,406	4,254,304,327	3,794,453,491	4,074,077,300

GAAP Total Equity	4,234,980,357	4,485,349,262	4,566,717,406	4,254,304,327	3,794,453,491	4,074,077,300
Subtract Preferred	—
Subtract AOCI	(899,304,600)	(733,856,858)	(938,607,617)	(1,000,965,023)	(626,027,010)	(1,197,066,492)
Average Equity exclud.	3,335,675,757	3,751,492,403	3,628,109,789	3,253,339,304	3,168,426,481	2,877,010,808